Subsidiaries of the Registrant	Jurisdiction
Jack in the Box Franchisee Finance, LLC	Delaware, United States
JIB Stored Value Cards, LLC	Virginia, United States
Jack in the Box Franchisee Relief Financing, LLC	Delaware, United States
Jack in the Box SPV Guarantor, LLC	Delaware, United States
Jack in the Box Funding, LLC	Delaware, United States
Different Rules, LLC	Delaware, United States
Jack in the Box Properties, LLC	Delaware, United States